

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Daniel J. Hennessy
Chief Executive Officer
Hennessy Capital Acquisition Corp. II
700 Louisiana Street
Suite 900
Houston, TX 77002

> **Re: Hennessy Capital Acquisition Corp. II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 22, 2016**
> **File No. 001-37509**

Dear Mr. Hennessy:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Michael P. Heinz
Sidley Austin LLP